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                             March 8, 2022

       Robert Friedland
       Chief Executive Officer and Chairman of the Board
       Ivanhoe Electric Inc.
       606     999 Canada Place
       Vancouver, BC V6C 3E1
       Canada

                                                        Re: Ivanhoe Electric
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
9, 2022
                                                            File No. 377-05994

       Dear Mr. Friedland:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your risk factor on page 48 titled "After this offering, our executive officers, directors and principal
stockholders, if they choose to act together, will continue to have the ability to control
all matters submitted to stockholders for approval." Please revise your prospectus cover
page to discuss the significant control those shareholders will have.
 Robert Friedland
FirstName  LastNameRobert Friedland
Ivanhoe Electric Inc.
Comapany
March      NameIvanhoe Electric Inc.
       8, 2022
March2 8, 2022 Page 2
Page
FirstName LastName
Prospectus Summary
Material and Key Mineral Projects, page 1

2. Please modify your filing to disclose the effective date instead of the signature date when documenting project reports in your filings.
3. Please describe the criteria you use to distinguish your material properties from your key properties and exploration projects.
4. We note you reference the Sama project, the Ivory Coast project, and the Samapleu property interchangeably in various locations in your filing. Please modify your disclosure to clarify the project name and consistently name or label this project throughout your filing.
Santa Cruz Mineral Resource Estimate, page 5

5. We note your disclosure of mineral resources in this section and elsewhere in your filing.
          Please include the commodity prices and metallurgical recoveries used to determine your cutoff grade as required by Item 1304(d) of Regulation S-K.
Key Investment Highlights, page 10

6. Please balance your disclosure regarding your management team's background, including your CEO and Chairman, Robert Friedland, with information regarding any companies, projects or business initiatives that generated losses or that were not completed. Please also include disclosure cautioning potential investors that the prior performance of entities or projects in which your management team were involved is not indicative of your future performance.
Risk Factors, page 22

7. The description of your officers' and directors' experience on pages 131-134, and the Canada location of your executive offices, indicates that a majority of your officers and directors are located outside of the United States. Please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the
         U.S. federal securities laws.
If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock, page 46

8. We note that you have entered into various registration rights agreements with certain stockholders that will require you to register under the Securities Act shares of common stock held by them, including the CI Stockholders Agreement, Amended and Restated
         Stockholders    Agreement, Convertible Notes Registration Rights
Agreement, and CAR
         Registration Rights Agreement. Please revise to disclose the aggregate amount of shares of common stock which will be subject to these registration rights agreements.
 Robert Friedland
FirstName  LastNameRobert Friedland
Ivanhoe Electric Inc.
Comapany
March      NameIvanhoe Electric Inc.
       8, 2022
March3 8, 2022 Page 3
Page
FirstName LastName
Use of Proceeds, page 56

9. We note you disclose that you currently intend to use the net proceeds from this offering for working capital and other general corporate purposes, including for the payment of options and earn-ins to acquire mineral rights and for drilling and other exploration activities. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. In that regard, we note you disclose on page 63 that you intend to fund exploration expenses at Santa Cruz and Tintic with proceeds from this offering. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss how you determined the size of the offering. Refer generally to Item 504 of
         Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 64

10. Please expand your results of operations to quantify and discuss the changes in cost of sales and related gross profit during the periods presented, including the underlying factors, drivers and any trends.
Liquidity and Capital Resources, page 65

11. Please disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Further, disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to U.S. investors. In addition, please revise to clarify whether the cash transfers in the form of intercompany loans during the periods presented were to and/or from your PRC subsidiaries.
Industry Overview, page 70

12. We note your citations for statements utilizing industry and market data here and elsewhere in your prospectus. Please ensure you have included the names and dates of the reports of each of the third party sources you cite, including Bloomberg, IEA,
         International Monetary Fund, and Electrification Alliance. Business, page 79

13. You disclose on page 80 and elsewhere in your prospectus that in addition to your portfolio of material and key mineral projects, you license proprietary exploration
         technology known as Typhoon   , which is owned by your subsidiary,
Geo27, Inc.,
         and you are also the exclusive worldwide licensee of certain technology from I-Pulse Inc., the parent of your predecessor company, High Power Exploration Inc., for use in geological surveys for mineral exploration. Please revise to describe the terms of these license agreements, including the rights granted, approval rights retained by the
 Robert Friedland
FirstName  LastNameRobert Friedland
Ivanhoe Electric Inc.
Comapany
March      NameIvanhoe Electric Inc.
       8, 2022
March4 8, 2022 Page 4
Page
FirstName LastName
         licensors, termination rights, and the durations of the agreement.
14. You disclose on page 38 that the Typhoon TM technology you utilize in your exploration activities is based on patents owned by your subsidiary Geo27. Please disclose the type of patent protection, expiration dates, and applicable jurisdictions relating to such patents.
Santa Cruz, page 83

15. Please provide the summary disclosure for your properties as required by Item 1303(b) of
         Regulation S-K.
Mineral Resources, page 93

16. Please report resources for the Samapleu project exclusive of reserves as required by Item
         1303(b)(3)(ii) of Regulation S-K.
17.      We note the effective date for Cordoba   s San Matias project is
August 3, 2021, not
         January 11, 2022 as found on page 116 in your filing. Please explain or revise your disclosure accordingly.
18.      We note the Net Smelter Return (NSR) for Cordoba   s San Matias
project is equal to the
         processing cost and does not include mining, shipping, smelting, and refining costs.
         Please explain.
Principal Stockholders , page 149

19. Please revise your principal stockholders table to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by each of I-Pulse, Inc., Century Vision Holdings Limited, Fidelity
         Contrafund and affiliates, and Orion Mine Finance Fund III LP. Refer to Item 403 of
         Regulation S-K and Exchange Act Rule 13d-3.
Financial Statements
Notes to the Combined Carve-Out Financial Statements
1. Background and basis of preparation, page F-7

20. Please disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends and also provide other disclosures as required by
         Rule 4-08(e) of Regulation S-X.
3. Significant accounting policies
Principles of consolidation, page F-8

21.      Please disclose which entities are considered to be a Variable
Interest Entity (   VIE   ), how
         you accounted for each of the VIEs and provide the disclosures required by ASC 810-10-
         50 as applicable.
 Robert Friedland
FirstName  LastNameRobert Friedland
Ivanhoe Electric Inc.
Comapany
March      NameIvanhoe Electric Inc.
       8, 2022
March5 8, 2022 Page 5
Page
FirstName LastName
27. Segment reporting, page F-25

22. Please explain the components of long lived assets and reconcile to the segment assets and
         Balance sheet. Refer to ASC 280-10-50.
Exhibits

23. Please file the following agreements as exhibits or tell us why you believe they are not required to be filed.

                Brixton Earn-in Agreement;
                Sama Earn-In and JV Agreement;
                Unity Project Agreement;
                Exploration Alliance Agreement;
                Purchase and Sale Agreements with five different vendor groups owning mineral titles at the Tintic Project; and
                Software License Agreement entered into on October 15, 2021 by the Company
              (through its majority-owned subsidiary CGI) and a significant customer. Refer to
              Item 601(b)(10) of Regulation S-K.

         Please also file an executed copy of the Form of Registration Rights Agreement dated as of August 3, 2021 filed as Exhibit 4.5.
Amendment No. 1 to Draft Registration Statement
Exhibit 96.1 - Technical Report Summary on the Santa Cruz Project, Arizona,
U.S.A
Previous Technical Reports, page E-37

24. We note you disclose historic non-compliant resources or reserves in this section of your filing, which are lacking such classifications as proven, probable, measured indicated, or inferred. Please revise your historic estimate nomenclature to reflect a mineral inventory to avoid confusion with S-K 1300 compliant resources or reserves. Mineral Processing and Metallurgical Testing, page E-107

25. We note the Mineral Processing and Metallurgical testing section of the technical report summary (TRS). Please modify your disclosure to include the qualified
person   s opinion
         on the adequacy of the data as required by Item
601(b)(96)(iii)(b)(10)(v) of Regulation S-
         K.
Mineral Resource Estimate, page E-139

26. We note your disclosure that the TRS mineral resources were classified in accordance with the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (May
         2014) definitions. Please revise your filing to state these resource definitions comply with
         S-K 1300 here and elsewhere in your filing.
 Robert Friedland
Ivanhoe Electric Inc.
March 8, 2022
Page 6
Mineral Resource Classification, page E-142

27. We note you utilize a $3.70 copper price for your cutoff grade calculation. Please modify your disclosure to explain with particularity, how this copper price was selected and include all material assumptions underlying your price selection as required by Item
       1302(d)(2) of Regulation S-K.
General

28. We note that your agent for service is located in Canada. Please appoint an agent for service in the United States and provide the name, address and telephone number of such agent on your registration statement cover page.
29. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at
202-551-3718 if you have questions regarding engineering comments. Please contact Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-
551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert Friedland
                                                             Division of
Corporation Finance
Comapany NameIvanhoe Electric Inc.
                                                             Office of Energy &
Transportation
March 8, 2022 Page 6
cc:       James A. Mercadante, Esq.
FirstName LastName